EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Common Stock, $0.001 par value per share, of ModivCare Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 16, 2025

The AI Catalyst Fund, LP

By: The AI Catalyst Fund GP, LLC
    General Partner

By: /s/ David Mounts Gonzales
    Name: David Mounts Gonzales
    Title: President and Sole Managing Member

The AI Catalyst Fund GP, LLC

By: /s/ David Mounts Gonzales
    Name: David Mounts Gonzales
    Title: President and Sole Managing Member

/s/ David Mounts Gonzales
David Mounts Gonzales